UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                  ANNUAL FILING
                              (Amendment No. " 1 ")

Central  Garden  &  Pet  Co.
(NAME  OF  ISSUER)
Common
(TITLE  CLASS  OF  SECURITIES)
153527106
(CUSIP  NUMBER)
12/31/99
(DATE  OF  EVENT  WHICH  REQUIRES  FILING  OF  THIS  STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE PURSUANT TO WHICH THIS SCHEDULE IS FILED:

               (X)  RULE  13D-1(B)
               ( )  RULE  13D-1(C)
               ( )  RULE  13D-1(D)

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT (HOWEVER, SEE THE NOTES).

CUSIP  NO.  153527106        13G                                  PAGE  2  OF  9


1.  NAME  OF  REPORTING  PERSON/EIN
    State Street Bank and Trust Company, as trustee for General Motors Employes Global Group Pension Trust


2.  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP.*

    NOT  APPLICABLE                                   A  __
                                                      B  __

3.  SEC  USE  ONLY

4.  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
    New  York,  New  York

5.  SOLE  VOTING  POWER
    0
6.  SHARED  VOTING  POWER
      809,378.85
7.  SOLE  DISPOSITIVE  POWER
    0
8.  SHARED  DISPOSITIVE  POWER
     809,378.85
9.  TOTAL  BENEFICIALLY  OWNED
      809,378.85

10. CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES  CERTAIN
    SHARES*

    NOT  APPLICABLE

11. PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9

    4.58%

12. TYPE  OF  REPORTING  PERSON*
     EP

CUSIP  NO.  153527106           13G                               PAGE  3  OF  9


1.  NAME  OF  REPORTING  PERSON/EIN
    General  Motors  Investment  Management  Corporation

2.  CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP.*

    NOT  APPLICABLE                                   A  __
                                                      B  __

3.  SEC  USE  ONLY

4.  CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
    Delaware

5.  SOLE  VOTING  POWER
    0
6.  SHARED  VOTING  POWER
       809,378.85
7.  SOLE  DISPOSITIVE  POWER
    0
8.  SHARED  DISPOSITIVE  POWER
       809,378.85
9.  TOTAL  BENEFICIALLY  OWNED
       809,378.85

10. CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN  ROW  (9)  EXCLUDES  CERTAIN
    SHARES*

    NOT  APPLICABLE

11. PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  9

    4.58%

12. TYPE  OF  REPORTING  PERSON*
     IA,  CO

                        SCHEDULE  13G                             PAGE  4  OF  9
ITEM  1.

     (A)  NAME  OF  ISSUER
          Central  Garden  &  Pet  Co.  ("CENT")


     (B)  ADDRESS  OF  ISSUER'S  PRINCIPAL  EXECUTIVE  OFFICES
          3697  Mount  Diablo  BLVD.
          Lafayette,  CA  94549

ITEM  2.

     (A)  NAME  OF  PERSON  FILING  (SSB  OR  OTHER)
          State  Street  Bank  and  Trust  Company,  as  trustee  for  General
          Motors  Employes  Global  Group  Pension  Trust  ("Trust")

          General  Motors  Investment  Management  Corporation
          ("GMIMCo")


     (B)  ADDRESS  OF  PRINCIPAL  BUSINESS  OFFICE  OR,  IF  NONE,
          RESIDENCE
            Trust
               c/o  State  Street  Bank  and  Trust  Company
               225  Franklin  Street
               Boston,  MA  02110

          GMIMCo
               767  Fifth  Avenue
               New  York,  NY  10153


     (C)  CITIZENSHIP
           Trust  -  New  York

           GMIMCo  -  Delaware


     (D)     TITLE  CLASS  OF  SECURITIES
             Common


     (E)     CUSIP  NUMBER
             153527106


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

(SELECT  EITHER  E  OR  F)
     (E)   [X]     Investment  Adviser  registered  under  section  203  of  the
                   Investment  Advisors  Act  of  1940  (in the case of  GMIMCo)
     (F)   [X]     Employee Benefit Plan, Pension Fund  which  is subject to the provisions of  the Employee Retirement Income Security Act of
                   1974 or Endowment Fund  (in  the  case  of  the  Trust)

                                                                  PAGE  5  OF  9
ITEM  4.  OWNERSHIP

The Trust is a trust formed under and for the benefit of one or more employee benefit plans ("Plans") of General Motors Corporation ("GM"), its subsidiaries and unrelated employers. GMIMCo is registered as an investment adviser under the Investment Advisers Act of 1940. Its principal business is providing investment advice and investment management services with respect to the assets of the Plans and of certain direct and indirect subsidiaries of GM and other entities. The Trust and GMIMCo are referred to herein as the "Reporting Persons."

GMIMCo has the responsibility to select and terminate investment managers with respect to the Plans. It also itself manages certain assets of the Plans. Two investment managers acting with respect to the plans are Paradigm Asset Management co., and Westpeak Investment Advisors, L.P. (the "External Mangers"). GMIMCo and the External Managers have discretionary authority over the assets of the Plans which they manage including voting and investment power with respect to securities of the Issuer included among such assets. In view of GMIMCo's management of certain assets of the Plans and GMIMCo's authority to terminate the External Managers, the following information is being provided as of December 31, 1999 with respect to such securities of the Issuer under management by the External Mangers for the benefit of the Plans (1) (2)


     (A)   AMOUNT  BENEFICIALLY  OWNED

          (i)      Trust          809,378.85
          (ii)     GMIMCo         809,378.85

     (B)  PERCENT  OF  CLASS

          (i)      Trust          4.58%
          (ii)     GMIMCo         4.58%

     (C)  NUMBER  OF  SHARES  AS  TO  WHICH  SUCH  PERSON  HAS:

          (I)    SOLE POWER TO VOTE OR TO DIRECT THE VOTE
                      0
          (II)    SHARED POWER TO VOTE OR TO DIRECT THE VOTE
                      809,378.85
          (III)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                      0
          (IV)     SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF
                      809,378.85

The various trusts established under the Plans invest in a variety of investment media, including publicly traded and privately placed securities. Such investments could include shares of the Issuer and/or other securities of the Issuer in addition to those referred to in this statement ("Additional Securities"). The investment and voting decisions regarding any Additional Securities which might be owned by such trusts are made by the trustees thereof or unrelated investment managers, who, in so acting, act independently of GMIMCo (although the appointment of such investment managers is subject to authorization of and termination by GMIMCo as noted above). No information regarding any such holdings by such trusts under the Plans is contained in this statement.

ITEM  5.   OWNERSHIP  OF  FIVE  PERCENT  OR  LESS  OF  A  CLASS          [x]
          -  -  -  -  -  -  -  -  -  -  -  -  -  -  -  -  -
(footnotes)
(1)Pursuant to Rule 13d-4. The Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such Person is, for the purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this statement.
(2)Includes 809,378.85 shares which may be acquired upon the conversion of certain of the Issuer's convertible securities, calculated in accordance with rule 13d-3(d) (1).

ITEM  6.  OWNERSHIP  OF  MORE  THAN  FIVE  PERCENT  ON  BEHALF  OF  ANOTHER
          PERSON.

          NOT  APPLICAPLE

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

          NOT  APPLICABLE

ITEM  8.  IDENTIFICATION  AND  CLASSIFICATION  OF  MEMBERS  OF  THE  GROUP

          NOT  APPLICABLE

ITEM  9.  NOTICE  OF  DISSOLUTION  OF  GROUP

          NOT  APPLICABLE

ITEM  10. CERTIFICATION

By signing below the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

[SIGNATURE]

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February  ___,  2000

                    STATE  STREET  BANK  AND  TRUST  COMPANY,
                    As  trustee  for  GENERAL  MOTORS  EMPLOYES
                    GLOBAL GROUP PENSION TRUST (as directed by General Motors Investment Management Corporation)


                    By:  ______________________________________
                         Name: Michael Connors
                         Title: Assistant Vice President

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February  ___,  2000

                    GENERAL  MOTORS  INVESTMENT  MANAGEMENT
                    CORPORATION


                    By:  ______________________________________
                         Name: Margaret Eisen
                         Title: Managing Director

JOINT  FILING  AGREEMENT

This  will  confirm  the  agreement  by  and  among all the undersigned that the
Schedule 13G filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock, of Central Garden & Pet Co. is being, and any and all amendments to such Schedule may be, filed on behalf of each of the undersigned. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute one and the same instrument.

Dated:   February  ___,  2000




                    STATE  STREET  BANK  AND  TRUST  COMPANY,
                    As  trustee  for  GENERAL  MOTORS  EMPLOYES
                    GLOBAL GROUP PENSION TRUST (as directed by General Motors Investment Management Corporation)

                    By:____________________________________
                         Name: Michael Connors
                         Title: Assistant Vice President




                    GENERAL  MOTORS  INVESTMENT  MANAGEMENT
                    CORPORATION


                    By:____________________________________
                         Name: Margaret Eisen
                         Title: Managing Director